July 27, 2007

ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300

JACKSONVILLE, FL 32202-5017

P. O. BOX 240

JACKSONVILLE, FL 32201-0240

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

WRITER’S DIRECT LINE

904.359.8713

lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER

080252-0101

VIA EDGAR

Mail Stop 7010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. H. Roger Schwall
Mr. John Madison
Mr. Timothy Levenberg

Re:	Smart Balance, Inc.
Amendment No. 2 to Registration Statement on Form S-3/A
File No. 333-143483

Ladies and Gentlemen:

This letter is in response to your comments to Smart Balance, Inc.’s Amendment No. 1 on Form S-3/A made in our telephone conversation on July 23, 2007. In accordance with your comments:

1. The Company has deleted the reference on page 14 that the description of the Series A convertible preferred stock “is not complete;” and

2. John F. Konzelmann, not Robert S. Gluck, has signed as Principal Accounting Officer.

To facilitate the staff’s review of the filing, we are furnishing to Mr. John Madison under separate cover three copies of this letter and the blacklined printer’s proof of the amended registration statement being filed contemporaneously herewith.

*****

Please contact me at (904) 359-8713 if you have any questions.

Sincerely,

/s/ Linda Y. Kelso

LYK:dkm

Enc.

cc:	Mr. Stephen B. Hughes

Mr. Robert S. Gluck

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.